National Storage Affiliates Trust

5200 DTC Parkway

Suite 200

Greenwood Village, Colorado 80111

April 20, 2015

Sonia Barros, Esq.

Sara von Althann, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             Request for Acceleration of Effectiveness

National Storage Affiliates Trust

Registration Statement on Form S-11

(File No. 333-202113)

Dear Ms. Barros and Ms. Von Althann:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), National Storage Affiliates Trust (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on April 22, 2015, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

National Storage Affiliates Trust

By: National Storage Affiliates Holdings, LLC, as sole trustee

By:	/s/ Arlen D. Nordhagen
	Name:	Arlen D. Nordhagen
	Title:	Chief Executive Officer and President

April 20, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Barros, Esq.

Sarah von Althann, Esq.

Re:                             Request for Acceleration of Effectiveness

National Storage Affiliates Trust

Registration Statement on Form S-11

(File No. 333-202113)

Ladies and Gentlemen:

As the managing underwriters of the proposed public offering of common shares of beneficial interest of National Storage Affiliate Trust (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on April 22, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 4,000 copies of the Preliminary Prospectus issued April 13, 2015 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and they have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

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